Exhibit 10(g)

PACCAR Inc

Amendment to Compensatory Arrangement With Non-Employee Directors

Effective January 1, 2015, the annual award of restricted stock or restricted stock units for non-employee directors increases from $100,000 to $130,000 under the Second Amended and Restated PACCAR Inc Restricted Stock and Deferred Compensation Plan for Non-Employee Directors. The annual cash retainer increases from $75,000 to $100,000. The restricted stock award and the cash retainer are prorated for directors that are elected or terminate during the calendar year. The $7,500 Board meeting fee is eliminated. Committee meeting fees are unchanged at $5,000 per meeting.

The lead director and the chairman of the audit, compensation, and nominating & governance committees are entitled to an annual cash retainer of $10,000, payable quarterly. If the Board designates a lead director or committee chairman during a calendar quarter, a pro-rated retainer is paid.